

March 14, 2011

Mr. Lutz Klingmann
Principal Executive Officer
Golden Queen Mining Co., Ltd.
6411 Imperial Avenue
West Vancouver, British Columbia
V7W 2J5 Canada

     Re: Golden Queen Mining Co., Ltd.
           Form 10-K
           Filed March 31, 2010
           File No. 0-21777

Dear Mr. Klingmann:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Roger Schwall
                Assistant Director